FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
October 19, 2007
Christian N. Windsor
Special Counsel
Securities and Exchange Commission
Washington, DC 20549
Re:	FirstMerit Corporation Definitive 14A Filed March 14, 2007 File No. 0010161
Dear Mr. Windsor:
     Please be advised that FirstMerit Corporation will require additional time to respond to the comments set forth in your letter dated September 26, 2007. We believe that our response to your comments will be delivered to you no later than December 14, 2007.
     Please let me know if you have any questions.
Very truly yours,
/s/ Terry E. Patton
Terry E. Patton